AMENDED SCHEDULE A
                                     TO THE
                              HERITAGE SERIES TRUST
                              SUBADVISORY AGREEMENT
                                     BETWEEN
                         HERITAGE ASSET MANAGEMENT, INC.
                                       AND
                          EAGLE ASSET MANAGEMENT, INC.

      As compensation pursuant to section 4 of the Subadvisory Agreement between Heritage Asset Management, Inc. (the "Manager") and Eagle Asset Management, Inc. (the "Subadviser"), the Manager shall pay the Subadviser the following subadvisory fees. For Small Cap Stock Fund, the Manager shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following percentage rates of the Small Cap Stock Fund's average daily net assets under management by the
Subadviser:

            Up to and including $50 million                 .500%

            In excess of $50 million                        .375%

      In addition, for the Growth Equity Fund, Value Equity Fund, Mid Cap Growth Fund, Aggressive Growth Fund and the Information Technology Fund the Manager shall pay the Subadviser at an annual rate equal to 50% of the fees payable to the Manager by the Fund, without regard to any reduction in fees actually paid to the Manager as a result of voluntary fee waivers by the Manager.








Dated: December 29, 1994, as last amended on ________, 1999